EXHIBIT 99.2

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares ("WonderFi Shares") of WonderFi Technologies Inc. ("WonderFi"). WonderFi's head office is located at 371 Front Street West, Suite 304, Toronto, Ontario, M5V 3S8.

The WonderFi Shares are listed and posted for trading on the Toronto Stock Exchange.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. See Item 2.2.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Mogo Inc. ("Mogo"), indirectly through its wholly owned subsidiary, Mogo Financial Inc. ("Mogo Financial"). Mogo's address is 516-409 Granville St., Vancouver, British Columbia, Canada V6C 1T2.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

The requirement to file this report was triggered on August 1, 2025 when Mogo, through Mogo Financial, disposed of 40,000,000 WonderFi Shares by way of private agreement (the "Sale Transaction"). As a result of the Sale Transaction, Mogo's holdings in WonderFi decreased to less than 10% of the issued and outstanding WonderFi Shares.

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1

State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror's securityholding percentage in the class of securities.

See Item 2.2.

Immediately prior to the Sale Transaction, Mogo had beneficial ownership of, indirectly through Mogo Financial, and exercised control and direction over, 81,962,639 WonderFi Shares, representing approximately 12.39% of the WonderFi Shares issued and outstanding as at March 31, 2025 (as disclosed in WonderFi's most recent interim management discussion and analysis for the three months ended March 31, 2025).

Upon completion of the Sale Transaction, Mogo had beneficial ownership of, indirectly through Mogo Financial, and exercised control and direction over, 41,962,639 WonderFi Shares, representing approximately 6.34% of the WonderFi Shares issued and outstanding as at March 31, 2025 (as disclosed in WonderFi's most recent interim management discussion and analysis for the three months ended March 31, 2025).

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3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

See Items 2.2 and 3.1

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4

State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Items 2.2 and 3.1

3.5	State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities referred to in Item 3.4 over which

(a) the acquiror, either alone or together with any joint actors, has ownership and control,

See item 3.1.

(b) the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c) the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6

If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror's securityholdings.

Not applicable.

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3.7

If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable. State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104. Not applicable.

3.8

If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Mogo received gross cash proceeds from the Sale Transaction of $13,800,000, representing a price per WonderFi Share of $0.345 per share.

4.2

In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

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Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

The WonderFi Shares disposed of under the Sale Transaction were sold for investment purposes. Mogo is holding the remaining WonderFi Shares for investment purposes and may, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction over WonderFi Shares or other securities of WonderFi through market transactions or private agreements. In the ordinary course of managing its investment in the WonderFi Shares, Mogo may continue to engage with the board and management of WonderFi from time to time on various matters, including but not limited to WonderFi's business, strategy, board and management.

(b) a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

Not applicable.

(c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

Not applicable.

(d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

Not applicable.

(e) a material change in the present capitalization or dividend policy of the reporting issuer;

Not applicable.

(f) a material change in the reporting issuer's business or corporate structure;

Not applicable.

(g) a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

Not applicable.

(h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

Not applicable.

(i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

Not applicable.

(j) a solicitation of proxies from securityholders; and

Not applicable.

(k) an action similar to any of those enumerated above.

Not applicable.

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Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 – Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

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Item 9 – Certification

Certificate

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: August 1, 2025

MOGO INC.

By	/s/ Greg Feller
Name: Greg Feller
Title: President and Chief Financial Officer

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